July 8, 2011

Richard Pfordte, Branch Chief, Division of Investment Management

Valerie J. Lithotomos, Senior Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Versus Global Multi-Manager Real Estate Income Fund LLC

File Nos. 333-172947; 811-22534

Dear Mr. Pfordte and Ms. Lithotomos:

On March 18, 2011, Versus Global Multi-Manager Real Estate Income Fund LLC (the “Registrant” or the “Fund”) filed its registration statement on Form N-2 (“Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  In response to your comments to the Registration Statement provided by letter dated June 8, 2011, please find below the following responses.  Each of your numbered questions is set forth below with our response immediately following.  Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

Please note that this letter is submitted on the same date as the Registrant’s Pre-Effective Amendment No. 1, pursuant to Rule 472 under the Securities Act.

Prospectus

Cover Page and General

1.                                       Please briefly explain why current income is not a primary objective and whether capital preservation and long-term appreciation are secondary objectives.  Also, please add disclosure that the Fund’s ability to achieve income or capital appreciation will be tempered by the Fund also pursuing capital preservation.

Response:                                        The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Registrant has amended the Registration Statement to clarify these objectives.  The Registration Statement has also been amended to add disclosure language that the Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.

2.                                       Please define the term “real estate-related securities” when it is first used to describe the Fund’s investments and clarify what it includes.  Please clarify whether the 80% of asset investment will be in income producing real estate securities.

Response:                                        The term “real estate-related securities” has been re-defined as “real estate-related investments” and is now described in the Registration Statement to mean that the Fund will allocate its capital among a select group of institutional asset managers (defined as the “Investment Managers”), who will either (i) manage investment funds that invest in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify as real estate investment trusts for federal income tax purposes (“REITs”) or investment vehicles treated similarly as private REITs for tax purposes (collectively, the “Investment Funds”), or (ii) sub-advise a specified portion of the Fund’s assets to be invested in domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs, commercial mortgage-backed securities and senior unsecured debt of REITs (defined as the “Real Estate Securities” and together with the Investment Funds as “Real Estate-Related Investments”).

The Registration Statement has been amended to further reflect that the Fund intends to invest at least 80% of its assets in income producing Real Estate-Related Investments.

3.                                       Please advise the staff whether FINRA has reviewed and approved the terms of the underwriting agreement.

Response:                                        The Fund has revised its repurchase policy to meet the requirements of Rule 23c3-3(b) under the 1940 Act.  As a result, the Fund will be exempt from having to complete its filing under the FINRA Corporate Financing Rule 5110(b)(8)(C).

4.                                       Please delete the paragraph beginning “The Adviser provides…” and include the information in more appropriate sections in the prospectus.  Also, please disclose whether the Adviser, in providing investment advisory services to private investment funds, has any conflict of interest, including allocation of limited investment opportunities.

Response:                                        This paragraph has been amended and moved to the section in the Registration Statement entitled “Management of the Fund – Adviser and Investment Management Fee.”  The Registration Statement has been revised to reflect the Adviser’s absence of any conflict of interest.

5.                                       The prospectus states that the Fund’s shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the shares will develop.  This needs to be prominent and on the cover page.  See 1.1.j of Form N-2.  Please disclose on the cover page that the shares will not be listed which would make the securities illiquid.  Please disclose, in bold, substantially the essence of the following disclosure on the cover page and to the purchase application, immediately above the signature line:

You should not expect to be able to sell your common shares regardless of how we perform.  If you are able to sell your common shares, you will likely receive less than your purchase price.  We do not intend to list our common shares on any securities exchange during the offering period, and we do not expect a secondary market in the common shares to develop.  As a result of the foregoing, an investment in our common shares is not suitable for investors that require liquidity.

Response:                                        The Registrant is conscious of the SEC’s concern that investors purchasing shares in the initial public offering should be made aware of the illiquidity of the Fund’s shares. However, because of the added liquidity of the newly-amended repurchase policy and the fact that repurchases occur at the NAV of the Fund’s assets and therefore would not carry the typical closed-end fund discount, the Registrant believes the following disclosure language (modified slightly from the suggested language of your comment) would be more accurate:

You should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs.  If you are able to sell your Shares, other than through the Fund’s repurchase policy, you will likely receive less than your purchase price.  The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop.  As a result of the foregoing, an investment in the Fund’s Shares is not suitable for investors that require liquidity, other than liquidity provided through the Fund’s repurchase policy.

The Registrant has added this bolded language to the cover page of the Registration Statement.

6.                                       In the fifth paragraph, please change “manage such risk” to “bear risk of loss.”  Please conform the Offering Proceeds Table to the requirements of Form N-2.  If there is a minimum or maximum offering, please revise the Table accordingly.  Please confirm that it will appear on the outside front cover page.

Response:                                        The Registration Statement has been amended to now state “bear risk of loss” in the fifth paragraph.  The Offering Proceeds table has been revised to conform to the requirements of Item 1.g on Form N-2.  There is no minimum or maximum offering. See also Response to No. 15.

7.                                       Please confirm that all material items in the LLC Agreement are summarized in the prospectus.  Also, please explain how the proceeds to the Fund are $750,000,000 and the sales load is $22,500,000.

Response:                                        All material items in the LLC Agreement are summarized in the prospectus.  The Registration Statement has been amended to reflect the fact that there will not be a Sales Load; this is also reflected in the Offering Proceeds table.

8.                                       Please disclose the type of investor for whom an investment would be appropriate or suitable, and state, for example, why the prospectus does not contain an objective financial test for suitability.

Response:                                        The “Shareholder Suitability” section states: “An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.”  The Fund will be appropriate for long-term investors seeking to diversify their investments by pursuing the income and potential growth of global Real Estate-Related Investments. See Response to No. 2. The Registrant has also added the following language in the above-referenced section, in order to address the special risks associated with investing in Real Estate-Related Investments:  “If you are a long-term investor looking to diversify your investments by pursuing the income and potential growth of global real estate investing, then this Fund may be right for you. It is intended for investors who are aware that investing in real estate equities involves special risks linked to the real estate market, including declines in the value of real estate, changes in the value of the underlying property, and defaults by borrowers and potential risk of loss. Foreign investing entails the risk that returns may be reduced by currency fluctuations.”

The Registrant does not believe that an objective financial test for suitability should be included in the Registration Statement because the Investment Funds are not hedge funds and do not have the indicia of such funds that would suggest a need for an objective financial test for suitability. See Response to No. 9, below.  Moreover, no objective financial test is required by Form N-2, or otherwise under applicable law or regulation.  The Registrant believes that since all sales will be made through broker-dealers who are subject to suitability requirements under FINRA rules, there should be no need for an objective test.  In addition, the Fund has adopted a fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3(b) under the 1940 Act. See Responses to Nos. 3 and 28.

Prospectus Summary

9.                                       Please disclose whether the “Investment Funds” or the “Investment Managers” will be affiliated with the Fund or the Adviser.  The Fund invests in private funds which, in turn, must be in real estate.  While these private funds appear to be excepted from the definition of an investment company by section 3(c)(5)(C), they have all the indicia of hedge funds.  Accordingly, please disclose that the Fund is a fund of hedge funds.  Also, please state the Fund’s 80% investment test in real estate in the summary.

Response:                                        The Investment Funds and the Investment Managers are not affiliated with the Fund, the Adviser or the Sub-Adviser.  Disclosure language has been added to the Prospectus Summary to reflect this.  The Registrant has stated the Fund’s 80% investment test on the first page of the Prospectus Summary. See Response to No. 2.  We respectfully do not agree that the Fund is a fund of hedge funds or that it invests in funds that have the indicia of hedge funds.  The Fund invests in Investment Funds that are not hedge funds.  The Fund does not charge a performance or incentive fee and additionally, will not invest in Investment Funds that charge a performance or incentive fee.  Unlike the typical hedge fund that provides limited disclosure regarding its holdings, the Investment Funds selected will all provide the Fund, the Adviser and the Sub-Adviser with annual audited financials, quarterly unaudited financials, quarterly investment account statements, detailed information about each asset held (including valuations) and the leverage and liabilities of the Investment Fund.  In order to maintain liquidity for the Fund’s quarterly repurchase policy and provide geographical diversification, a substantial portion (between 25% to 40%) of the Fund’s assets will be invested in publicly traded global securities, utilizing long-only strategies with no hedging, derivatives or short positions.  The Investment Funds generally use REITs to hold their real estate-related assets.  REITs are distinguishable from hedge funds for the following reasons:

•                  Liquidity.  Hedge funds are essentially illiquid, and have limited redemptions, whereas the Investment Funds generally accept investments on a continuous basis, have quarterly redemptions and do not have a defined termination date.  Additionally, the Fund has added liquidity by adopting a fundamental policy to make quarterly repurchase offers and because of the managed Real Estate Securities portfolios mentioned above.

•                  Investments.  Hedge funds invest in a broad range of asset classes, such as equity, debt, futures, commodities and derivatives, which are actively traded.  In contrast, REITs are generally limited to investing in real estate properties, loans that are principally secured by real estate properties and real estate securities.  REITs are subject to the following additional requirements:

–                 Each year at least 75% of a REIT’s gross income must be attributable to real estate assets such as interest on mortgage debt or rents from real property.

–                 At least 20% of the balance of a REIT’s gross income each year must be attributable to passive investment income such as dividends and interest.

–                 Real estate assets must comprise at least 75% of a REIT’s investment portfolio, measured each quarter based on current value.  The remaining 25% of a REIT’s investment portfolio is generally limited to passive investments and subject to the following additional restrictions:

•                  A REIT is not permitted to own over 10% of the voting securities of any issuer (other than the REIT’s own taxable subsidiaries or “qualified REIT subsidiaries”).

•                  A REIT is not permitted to own over 10% of the total value of an issuer’s outstanding securities.

•                  The value of any one issuer’s securities cannot exceed 5% of the total value of a REIT’s investment portfolio.

•                  Strategies.  Hedge funds actively engage in long/short trading strategies, whereas REITs pursue long-only real estate investment strategies.  REITs are also subject to the following:

–                 A REIT is subject to significant restrictions on the sale of any assets in its investment portfolio and is prohibited from selling any asset in the ordinary course of a trade or business, enforced by a 100% penalty excise tax.

–                 At least 90% of the taxable income of a REIT is generally required to be distributed each year to its shareholders rather than be re-invested in the REIT’s investment portfolio.  In practice, virtually all REITs actually distribute an amount equal to at least 100% of taxable income in order to avoid any REIT-level tax.

–                 REITs generally cannot realize more than 5% of annual gross income from derivatives or hedging transactions (other than certain hedges clearly identified to manage interest rate or pricing risks with respect to the REIT’s borrowings).

•                  Leverage.  Hedge funds use leverage to maximize returns, whereas in today’s market REITs conservatively use leverage to enhance current income by leveraging income producing real estate assets.  The Investment Funds provide for a leverage limitation within their operative documents that is in the range of 30% to 65% of their gross asset value at the time debt is incurred.

10.                                 Please disclose that the Fund will not leverage, i.e., issue preferred shares or debt during its first 12 months of operations.  If not, we will have further comments.

Response:                                        The Registration Statement has been amended in the section entitled “Prospectus Summary – Borrowing” to clarify that the Fund will not leverage or issue preferred shares or debt during its first 12 months of operations, and thereafter primarily to manage liquidity in connection with repurchases.

11.                                 The prospectus states that in order to facilitate the efficient investment of the Fund’s assets, a separate investment vehicle may be created for an Investment Manager in which the Investment Manager serves as a general partner.  Please disclose the nature and purpose of this investment vehicle.  Please analyze its status under the 1940 Act.  We may have further comments.

Response:                                        Any reference to separately managed accounts (“SMAs”) has been deleted from the Registration Statement.  The Registrant has clarified that the Fund’s Adviser will delegate to Investment Managers the management of a specified portion of the Fund’s assets to be invested in domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs, commercial mortgage-backed securities and senior unsecured debt of REITs (referred to in the Registration Statement as the “Real Estate Securities”); the Fund’s assets will not be held in a separate investment vehicle.

12.                                 Please explain to the staff why it is accurate to describe unregistered funds as “open-ended.” Also, please explain to the staff why the separately managed accounts (“SMAs”) are not separate funds that need to be registered and whether they are wholly owned subsidiaries of the Fund.  Please explain the SMA’s 1940 Act status and whether the SMA Managers are subject to Section 15 of the 1940 Act requirements for advisory contracts, and if not, why not.  Please disclose who pays the SMA Managers and at what rate.

Response:                                        The term “open-ended” has been deleted from the Registration Statement and the Registration Statement has been amended in the section entitled “Prospectus Summary – The Fund” to clarify that the Investment Funds generally accept investments on a continuous basis, have quarterly redemptions and no defined termination date.  The Registrant has amended disclosure language to clarify that the Fund will not utilize SMAs. See Responses to Nos. 11 and 17.  The Registration Statement has been amended in the section entitled “Prospectus Summary – Investment Management Fee” (and elsewhere) to clarify that the

Adviser will delegate to Investment Managers the management of a specified portion of the Fund’s assets to be invested in Real Estate Securities.  The section entitled “Prospectus Summary – Other Fees and Expenses” (and elsewhere in the Registration Statement) has been amended to explain that the Fund will pay the asset-based fees charged by the Investment Funds and by the Investment Managers in their capacity as sub-advisers investing a specified portion of the Fund’s assets in Real Estate Securities.

At the time the Fund enters into any advisory contracts, the Fund will have such contracts approved by its shareholders and its disinterested directors, in the manner required by Section 15 of the 1940 Act or will obtain an exemptive order from the staff granting relief from the applicable sections of the 1940 Act.

13.                                 Please disclose how the Adviser will monitor investments in funds which have no transparency as to the sources of income and diversification of assets.  Please disclose how the Fund’s board of directors will monitor investments in the Investment Funds that are not transparent or that “pursue a wide range of other investment or market strategies, including, to a limited extent, activities not described in” the Registration Statement.

Response:                                        The Registration Statement has been amended in the section entitled “Prospectus Summary – Monitoring Investments” to clarify that the Adviser, Sub-Adviser and the Fund’s Board of Directors will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Investment Funds that provide reports that will enable them to monitor the Fund’s investments as to their sources of income, asset valuations and liabilities.  The Investment Funds will provide annual audited financial statements, quarterly unaudited financial statements and additional quarterly financial information that include, but are not limited to: (i) financial statements; (ii) a summary of investment holdings; (iii) a summary of liabilities; (iv) the Fund’s investment account statement; and (v) updated valuations calculated in accordance with valuation policies that include third party independent appraisals, and in most cases, third party oversight and investor review and input.  Additionally, the Investment Funds provide their investors with the right to reasonably request additional information and review their books and records.  The Registration Statement has been amended in the above-referenced section to further clarify that the “wide range of other investment or market strategies” pursued by Investment Funds only relate to investments in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify as REITs for federal income tax purposes or investment vehicles treated similarly as private REITs for tax purposes.

14.                                 Please define “majority of assets” investment in Investment Funds.  Also, please explain what is meant by “separate account basis” and “as soon as practicable.” Also, please state whether Selling Agents are underwriters, and if so, state so, but if not, explain why.

Response:                                        The Registrant has clarified what was meant by a “majority of assets” in the section entitled “Prospectus Summary – Investment Objectives Strategies and Investment Features”; disclosure language has been added stating the Fund expects more than 50% of its assets will be invested in the Investment Funds, by the time the Fund is fully invested.  The Registrant has used the phrase “as soon as practicable” in the section entitled “Prospectus Summary – Use of Proceeds” to signify that the Fund intends to be fully invested within six months after the initial offering.  References to “separate account basis” and SMAs have been removed from the Registration Statement. See Responses to Nos. 11 and 12, above.  It is not believed that the Selling Agents will be underwriters, except perhaps so-called “statutory underwriters,” within the meaning of Section 2(a)(11) of the Securities Act; the Registration Statement has been amended in the section entitled “Prospectus Summary – The Offering” to clarify this point.  The term “Selling Agents” is defined as the Sub-Distributor, together with any other broker or dealer contracted by the Sub-Distributor to sell Shares as part of the selling group. See Response to No. 49, below.

15.                                 Please disclose whether not selling the minimum of shares will result in an escrow of the funds and whether money will be refunded promptly.  If only the minimum amount of shares are sold, please add a risk regarding a minimally capitalized fund.

Response:                                        The Registration Statement has been amended in the section entitled “Prospectus Summary – The Offering” to reflect that there will be no minimum and the Fund will not hold funds in escrow.  Additionally, disclosure has been added in the section entitled “Risk Factors” associated with the risk that the Fund could be minimally capitalized.

16.                                 Please disclose how the Investment Funds are valued and that they are difficult to value.  Also, please disclose what information and factors will be used for valuation.  How does the Adviser gain access to the portfolio holdings of the private funds in which it invests? How current is the information?  Disclose how the Fund will be able to determine the fair value on a current basis.

Response:                                        The Registration Statement has been amended in the section entitled “Prospectus Summary – Monitoring Investments” in order to reflect that the Investment Funds will provide annual audited financial statements, quarterly unaudited financial statements and additional quarterly financial information that include, but are not limited to: (i) financial statements; (ii) a summary of investment holdings; (iii) a summary of liabilities; (iv) the Fund’s investment account statement; and (v) updated valuations calculated in accordance with valuation policies that include third party independent appraisals, and in most cases, third party oversight and investor review and input.  Additionally, the Investment Funds provide their investors with the right to reasonably request additional information and review their books and records.  The Board has approved procedures pursuant to which the Fund will value its investments in Investment Funds at fair value. In accordance with these procedures, the Adviser and the Board shall use best efforts to ensure that each Investment Manager has in place policies and procedures that are generally consistent with the practices provided for in the Real Estate Information Standards as established and amended by the National Council of Real Estate Investment Fiduciaries in conjunction with the Pension Real Estate Association or comparable standards which may apply. For further information please see the section of the Registration Statement entitled, “Calculation of Net Asset Value – Net Asset Valuation – Investment Funds.”

17.                                 Please disclose how SMA’s are valued and whether SMAs are hedge funds.  Also, disclose whether SMAs will have separate advisory and/or administrative fees.  Please remove the reference to diversification and diversifying the overall portfolio, given that the Fund is non-diversified.

Response:                                        Reference to SMAs has been removed from the Registration Statement. See Responses to Nos. 12 and 14, above.  The Fund’s intent is to have the Adviser delegate to Investment Managers the management of a specified portion of the Fund’s assets for investment in Real Estate Securities.  Such Investment Managers will not establish any separate accounts or pooled investment vehicles.  In terms of valuation, the majority of these securities will be publicly traded and therefore values will be determined based upon current market pricing; in the case of securities that are not publicly traded, the Adviser shall utilize fair value standards as they apply to registered investment companies under the 1940 Act and illiquid securities holdings.

The reference to diversification was intended to describe the portfolios held by the Investment Funds that are diversified in terms of their Real Estate-Related Investment holdings and subject to varied investment strategies and various risk profiles.  The Registrant believes that this is distinguishable from describing the Fund as non-diversified.  Nonetheless, the Registration Statement has been amended to clarify that diversification refers to the Investment Managers and Investment Funds seeking to diversify the Fund’s “overall Real Estate-Related Investment portfolio” in terms of geography, property type, investment strategy and capital structure. See, e.g., section entitled “Prospectus Summary – Investment Objectives, Strategies and Investment Features.”

Selection of Investment Managers

18.                                 Please confirm that all material strategies and risks are disclosed.  Please define “principally engaged.”  If “principally engaged” is less than 80%, how will the Fund achieve its 80% policy?  Please state how the Adviser knows that an Investment Fund is “principally engaged,” in fact, invests 80% in real estate.  Also, clarify that the Fund’s use of “global” in its name means, and disclose that the Fund will, it invests at least 40% of its assets in foreign countries.

Response:                                        All material strategies and risks are disclosed in the Registration Statement.  The Registration Statement has been amended in the section entitled “Prospectus Summary – Investment Objectives, Strategies and Investment Features” (and elsewhere) to reflect that the Fund intends to invest at least 80% of its assets in income-producing Real Estate-Related Investments. See Responses to Nos. 2 and 9.  The Registration Statement has been further amended in the same section to clarify that the Adviser and Sub-Adviser will only select Investment Funds that invest in real estate and/or real estate-related debt and have investment objectives that may not be changed without, at a minimum, a majority consent of the investors in each of such Investment Funds. See also Response to No. 44, explaining the guidelines adhered to by the Adviser and Sub-Adviser in their selection of Investment Funds.  The Adviser and Sub-Adviser will also engage in the necessary due diligence to ensure that the Fund’s assets are invested in Investment Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities. See Responses to Nos. 13 and 16.

The Registrant believes that its use of the term “global” connotes that the Fund’s investments will be diversified in a number of different countries throughout the world, and therefore its use of “global” in the Fund’s name is not subject to Rule 35d-1, which would have required the Fund to invest a minimum percentage of its assets in foreign countries.(1)

19.                                 In the “Risk Management Techniques” section, please list all material securities and the risks involved in using derivative or hedging strategies.  Please disclose the percentage limit on the Fund’s investment in derivatives.  Also, please comply with the requirements in Letter to Investment Company Institute, “Derivatives-Related Disclosures by Investment Companies” (July 30, 2010).  If there is no percentage limitation on the Fund’s use of in derivatives, please disclose this on the cover page.

Response:                                        The Fund does not intend to invest in derivatives or utilize derivative or hedging strategies; the Registration Statement has been amended (see, e.g., section entitled “Prospectus Summary – Risk Management Techniques” and the deletion of “Additional Investment Policies – Special Investment Techniques” section from the SAI) to clarify this point.

20.                                 Please briefly explain whether the Fund’s board of directors has any experience in managing a registered fund that invests in Investment Funds.

Response:                                        None of the Fund’s board members have experience managing a registered investment company that invests in Investment Funds; however, a number of the Board members have substantial related experience, including managing both publicly traded and private REITs and other real estate investment funds. For example, as noted in the section entitled “Management of the Fund,” Matthew T. Murphy (who was added to the Board as an Independent Director and is newly disclosed in the Registration Statement) held several senior officer positions at Dividend Capital Trust, which later became DCT Industrial Trust when it became a publicly traded REIT.  Fund Directors Mark D. Quam and William R. Fuhs, Jr. also both held senior officer positions with Dividend Capital Trust. In addition, Director Richard J. McCready held several senior officer positions at First Winthrop Corporation, a private real estate investment management firm that later merged into Winthrop Realty Trust, a publicly traded REIT, as well as senior office positions at NorthStar Realty Finance Corp, a publicly traded REIT.  Casey Frazier (who was added to the Board as an Interested Director and also added as the Fund’s Chief Investment Officer and is newly disclosed in the Registration Statement) has substantial relevant experience conducting due diligence and monitoring public and private investment funds and investment managers when he served as Assistant Vice President of Asset Management of Curian Capital, LLC, a registered investment adviser.

21.                                 Please disclose whether the Investment Managers have any contractual relationships with the Fund other than the fact that the Investment Manager invests in Investment Funds.  Disclose whether the Fund is an investor in an Investment Fund, as any typical investor would be.

(1)  See Investment Company Names, IC Release No. 24828 (Jan. 17, 2001) (citing Investment Company Names Adopting Release, 66 Fed. Reg. 8513-14 n.42 (Feb. 1, 2001), correction 66 Fed. Reg. 14828-29 (Mar. 14, 2001)); see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names), SEC (Dec. 4, 2001), http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“Question 10”).

Response:                                        The Registration Statement has been amended in the section entitled “Prospectus Summary – Selection of Investment Managers” to clarify that the Investment Managers have no contractual affiliations or arrangements with the Fund or the Adviser, other than the fact that the Fund invests with the Investment Managers.  The above-referenced section has been further amended to clarify that the Fund is an investor in an Investment Fund, as any typical investor would be.

22.                                 Please delete the term “activities not described,” and confirm that all material strategies are disclosed.

Response:                                        This term has been deleted from the Registration Statement in the section entitled “Prospectus Summary – Selection of Investment Managers”;  this section has been amended to clarify that the Adviser, with the assistance of the Sub-Adviser, may consider investing in Investment Funds that pursue a wide range of real estate investment or other real estate securities investment strategies, in the manner the Adviser deems appropriate.  The Registration Statement has been further amended in the section entitled “Prospectus Summary – Investment Strategies of Investment Managers and Investment Funds” to state that the Fund may consider investment in Investment Funds that pursue a wide range of investment or market strategies relating to their investments in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify as REITs for federal income tax purposes or investment vehicles treated similarly as private REITs for tax purposes. See Response to No. 13.  The Registrant has also confirmed that all material strategies are disclosed in the Registration Statement. See Response to No. 18.

Prospectus

23.                                 Please provide a brief discussion disclosing the relationship of all parties to the Fund’s operations (i.e., Fund, the Investment Funds, the Adviser, sub-Advisers, the Investment Manager).

Response:                                        The Investment Funds and the Investment Managers are not affiliated with the Fund, the Adviser or the Sub-Adviser.  The Registration Statement has been amended in the section entitled “Investment Objectives, Strategies and Investment Features – Investment Objectives” to clarify this point. See Responses to Nos. 9 and 36.

24.                                 Please disclose that Investment Funds may leverage without limit and are not subject to 1940 Act requirements.  Please disclose the possibility of total risk of loss and the illiquid nature of these funds.

Response:                                        While the Investment Funds are generally not subject to the 1940 Act (as the Registrant has disclosed in the section entitled “Risk Factors – The Investment Funds Will Generally Not Be Subject to the Investment Company Act, and as a Result the Fund’s Investments in Such Investment Funds Will Not be Subject to Certain Protections Afforded to Investors Under the Investment Company Act” and which has been amended to include the Investment Funds’ ability to leverage), the Adviser and Sub-Adviser will seek Investment Funds with a leverage limitation in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their operative document(s) or their disclosure documents, as of when the Adviser and Sub-Adviser make their selection of Approved Managers.  Disclosure language regarding this point has been added to the section entitled “Risk Factors – Investment Fund Leverage.”  The possibility of total risk of loss and the illiquid nature of the Investment Funds is disclosed in the section entitled “Risk Factors – Restricted and Illiquid Investments Involve the Risk of Loss.”  The Registrant respectfully submits, however, that while certain of the Investment Funds are illiquid and have the potential for a total risk of loss, the Investment Funds are dissimilar from hedge funds in that, among other things, they do not employ significant leverage. See Response to No. 9.  The section entitled “Risk Factors – Restricted and Illiquid Investments Involve the Risk of Loss” has been amended to clarify that the nature of certain Investment Funds may affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Investment Funds. See Response to No. 35.

25.                                 Please define the “Closing Date.” Also, distinguish closing date from “Initial Closing Date.”

Response:                                        The Registration Statement has been amended (see, e.g., section entitled “Prospectus Summary – The Offering”) to reflect that there will be no minimum investment, and no closing date or initial closing date.

26.                                 Please clarify how the Fund intends to use leverage for liquidity purposes.

Response:                                        The Fund will not employ leverage for the first 12 months.  The Fund intends to have the option to use leverage after 12 months primarily to manage liquidity in connection with repurchases. The Registration Statement has been amended accordingly (see, e.g., “Risk Factors – The Fund’s Use of Leverage Involves Risk of Loss” and “Investment Objectives, Strategies and Investment Features – Investment Objectives,” See Response to No. 10, above.

27.                                 Please state what the “certain expenses borne by the Fund” means by summarizing or listing the expenses.  Also, please confirm there is no recoupment of such expenses, or otherwise disclose any recoupment.

Response:                                        “Certain expenses borne by the Fund” refers to the Specified Expenses, as defined in footnote (5) of the section entitled “Summary of Fund Expenses.”  The section has been amended to reflect that there is no recoupment of these Specified Expenses.

28.                                 Please disclose that any share repurchases are not mandated by a fundamental policy or law, that there are no assurances of repurchases, and that they are entirely at the discretion of the board of directors.  Also, disclose the Adviser’s recommendation to the board to make repurchase is subject to a conflict of interest because Adviser’s compensation is based on assets under management and a repurchase offer would reduce the assets under management.

Response:                                        The Fund has adopted a fundamental policy to make quarterly repurchase offers pursuant to Rule 23c-3(b) under the 1940 Act.  The section entitled “Redemptions, Repurchases of Shares and Transfers” has been amended accordingly and the Adviser expects to have no conflict of interest.

29.                                 Please disclose how the use of leverage by the Investment Funds has an impact on the Fund.

Response:                                        The Registration Statement includes a risk factor entitled “Investment Fund Leverage” that explains the impact that an Investment Fund’s use of leverage may have on the Fund.  In order to manage this risk, the Adviser and Sub-Adviser will look for Investment Funds with a leverage limitation in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their operative document(s) and disclosure documents, as of when the Adviser and Sub-Adviser make their selection of Approved Managers.  Also, the Investment Funds in which the Fund intends to invest generally will be organized as REITs, corporations or other entities that provide that the Fund’s risk of loss generally will be limited to the amount of the investment by the Fund.

30.                                 Please disclose whether the Fund’s distribution policy will include return of capital, and if so, disclose and describe the consequences of having a return of capital as part of the Fund’s distributions.

Response:                                        Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares, as stated in the section entitled “Taxes.”  Additionally, this section has been amended to further describe the consequences of having a return of capital as follows:

The distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

31.                                 Please add a brief explanation of each risk factor.  Also, please clarify the risk titled “Compliance with the Asset Diversification Requirement,” given that the Fund is non-diversified.

Response:                                        The risks are fully described within the “Risk Factors” section of the Registration Statement, but the Registrant has also amended the Prospectus Summary to include brief explanations of each of the risk factors.  Also, the title of the referenced risk factor has been changed to: “Tax Risk and Compliance with the Requirements to Qualify as a RIC” and its description has been amended to further clarify that while the Fund is non-diversified, it will still comply with the asset diversification requirement that allows it to qualify as a RIC.

Summary of Fund Expenses

32.                                 Please inform the staff of the difference in services provided in connection with the investment management fee, account servicing fee, and the distribution fee.

Response:                                        The Registration Statement explains in the section entitled “Management of the Fund – Adviser and Investment Management Fee” that the Adviser has been retained pursuant to an Investment Management Agreement to provide certain services for which it will be paid the Investment Management Fee.  These services are to provide investment advice to, and manage the day-to-day business and affairs of, the Fund.

The Registration Statement further explains in the “Plan of Distribution” section that the Fund will pay to the Distributor, who will pay to the Sub-Distributor, the Distribution Fee in exchange for its services in connection with the sale, distribution, marketing and retention of Fund shares and/or shareholder servicing.

There is no longer an account servicing fee, and any reference to it has been deleted from the Registration Statement.  The Registration Statement also explains in the section entitled “Plan of Distribution” that the Distributor and the Sub-Distributor intend to compensate the Selling Agents in connection with the sale and distribution of Shares and for their ongoing servicing of clients with whom they have distributed interests in the Fund.  Servicing includes: handling shareholder inquiries regarding the Fund (e.g., responding to questions concerning investments in the Fund, the Fund’s NAV, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between shareholders and the Fund; assisting in the establishment and maintenance of investor accounts with the Fund; assisting in the maintenance of Fund records containing shareholder information; and providing such other information and shareholder liaison services as the Adviser or the Fund may reasonably require.

33.                                 In footnote 5, please confirm that the Adviser may not recover (or recoup) any amount voluntarily waived.  Please state whether there will be any interest on borrowings.

Response:                                        Footnote (5) of the section entitled “Summary of Fund Expenses” has been amended to reflect that the Adviser may not recover or recoup amounts voluntarily waived. See Response to No. 27.  The Registration Statement has also been amended to clarify that interest on borrowings will be at prevailing market rates, to the extent the Fund borrows (see, e.g., “Investment Objectives, Strategies and Investment Features – Investment Objectives.”)

34.                                 Please move footnotes to after the Example.  Please confirm that gross expenses are in the fee table under “Other.” Please disclose what AFFE costs would be if REITS were included.  Also, delete the sentence from the introductory paragraph which begins “Each figure below relates...,” and move, if appropriate to a parenthetical after the line item titled “Annual Expenses.”

Response:                                        The section entitled “Summary of Fund Expenses” has been amended regarding placement of the footnotes and the referenced sentence.  In the above-mentioned section, footnote (4) has been amended to clarify that gross expenses are included in Other Expenses.  The Registrant has amended footnote (5) to clarify that the AFFE costs include the costs of the Investment Funds and the Investment Managers in their capacity as sub-advisers investing a specified portion of the Fund’s assets in Real Estate Securities.

Risk Factors

35.                                 Please disclose the types of restrictions on investments contained in the governing agreements of the Investment Funds that may affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Investment Funds.

Response:                                        The risk factor entitled “Restricted and Illiquid Investments Involve the Risk of Loss” has been amended to further clarify restrictions on the Fund’s investments in the Investment Funds.

36.                                 In the section titled “Conflicts of Interest,” please disclose any affiliation between Adviser’s Clients, Investment Funds and Investment Managers, which may materially affect the Fund.

Response:                                        This section has been amended to clarify that there are no affiliations or arrangements between the Adviser’s clients, the Investment Funds and the Investment Managers.

37.                                 Please briefly disclose the 1940 Act protections that the Investment Funds will not have and the risks this presents to shareholders of the Fund.

Response:                                        The Registrant believes this is addressed in an amended risk factor entitled “The Investment Funds Will Generally Not Be Subject to the Investment Company Act, and as a Result the Fund’s Investments in Such Investment Funds Will Not be Subject to Certain Protections Afforded to Investors Under the Investment Company Act.” See also Response to No. 24.

38.                                 Please disclose the risks in investing in the Fund in addition to the risks of the Investment Funds.  Please add the risk that one Investment Fund buys a security while another Investment Fund sells it.

Response:                                        A new risk factor has been added to the Registration Statement entitled “Competition Between Investment Funds and Between the Fund and Investment Funds” to explain that the Investment Funds may trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit).  The risk factor further explains that the Fund’s investments in any particular Investment Funds could increase the level of competition for the same trades that other Investment Funds might otherwise make, including the priorities of order entry, and this could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s or the Sub-Adviser’s strategy.

39.                                 In the sections regarding the risks of investing in real estate, real estate debt, and real estate-related debt securities, please add disclosure regarding recent economic and real estate market developments that may make the risks greater.

Response:                                        The risk factor entitled “Risks of Investing in Real Estate Debt and Real Estate-Related Debt Securities” has been amended to address how recent economic and real estate market developments may make the risks greater.  Other risk factors entitled “General Market Fluctuations Will Affect the Fund’s Returns” and “General Risks of the Investment Funds Investing in Real Estate” also address this point.

40.                               Please disclose what is meant by “limited manner” for purposes of financial leverage.

Response:                                        The risk factor entitled “The Fund’s Use of Leverage Involves Risk of Loss” has been amended to clarify the meaning of “limited manner.”

41.                               Please disclose further why the reliance on key individuals would be a risk factor to the Fund.  Also, please disclose how difficult replacement of key personnel would be for the Fund’s board of directors.

Response:                                        The referenced risk factor has been amended.

Investment Objectives, Strategies and Investment Features

42.                               Please expand the discussion as to investment companies not being subject to the 1940 Act and the lack of 1940 Act protection.

Response:                                        See Responses to Nos. 24 and 37, above.

43.                               Please disclose any actions the Fund may take if it is deemed an “affiliate” of an Investment Fund within the meaning of the 1940 Act.

Response:                                        The Registrant has disclosed how it will utilize its investment allocation to avoid being deemed an “affiliate” in the section entitled “Investment Objectives, Strategies and Investment Features – Investment Objectives.”  Although the Fund does not anticipate that it would be deemed an affiliate of any Investment Fund, the Registration Statement explains that if it were to be deemed an affiliate of an Investment Fund, then as such it would be subject to limitations imposed by the 1940 Act and may have to purchase more interest in or redeem its interests from such Investment Fund.

44.                               Please disclose the criteria or standards the Sub-Adviser utilized when accumulating the List of Approved Managers.

Response:                                        The following disclosure has been added to the section entitled “Investment Objectives, Strategies and Investment Features – Selection of Investment Managers”:

The Adviser and the Sub-Adviser took into consideration the following criteria when selecting the list of approved managers:

•                  Assets under management;

•                  Length of time in the business;

•                  Stability and depth of corporate management;

•                  Stability and depth of investment management team;

•                  Investment strategy, target returns and leverage limitations;

•                  Investment process and research capacity;

•                  Existing portfolio composition and valuation;

•                  Structure of the Investment Fund and tax considerations – REIT;

•                  Historical performance and reputation;

•                  Conflicts policies;

•                  Reporting and valuation policies/process; and

•                  Investor rights and controls.

Investing In Institutional Real Estate Equity and Real Estate Securities

45.                               Please briefly inform the staff of the purposes and basis for including the Income Oriented Returns information and the Tables that follow in the prospectus.  Please explain how an investor would apply this information when deciding whether to invest in the Fund.

Response:                                        The Registrant’s intent was to provide potential investors with historical performance data on the real estate market; however, the Registrant has deleted this information from the Registration Statement, because it is too broad.

46.                               Please put the bolded statement immediately prior to the “Management of the Fund” section on the cover page of the prospectus.

Response:                                        The cover page of the Registration Statement has been amended accordingly.

47.                               Please disclose how the Fund will know whether the Investment Fund’s policy is regarding leverage.

Response:                                        The Registration Statement has been clarified to reflect that the Adviser and Sub-Adviser will engage in the necessary due diligence to monitor and to evaluate each Investment Fund’s leverage, as well as each Investment Fund’s other investment and valuation policies. See, e.g., section entitled “Investment Objectives, Strategies and Investment Features – Selection of Investment Managers”; see also Response to No. 44, above.  The Adviser and Sub-Adviser will seek Investment Funds with a leverage limitation in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their operative document(s) or their disclosure documents, as of when the Adviser and Sub-Adviser make their selection of Approved Managers. See Response to No. 29, above.

Management of the Fund

48.                               The prospectus states that the Adviser was formerly named Welton Street Advisors LLC.  Please inform the staff the timing and circumstances surrounding the change in name.

Response:                                        Welton Street Advisors LLC was renamed Versus Capital Advisors LLC on January 25, 2011 when it was no longer engaged in business with Welton Street Investments LLC, an affiliated broker dealer and the products associated therewith.  The name change was effected to rebrand the firm at a time it was terminating the business of an affiliate and entering into a new business line.

49.                               Please disclose the services provided in exchange for the account servicing fee.  Also, please define “Selling Agent.”

Response:                                        There is no longer an account servicing fee, and any reference to it has been deleted from the Registration Statement.  The Registration Statement also explains in the section entitled “Plan of Distribution” that the Distributor and the Sub-Distributor intend to compensate the Selling Agents, in connection with the sale and distribution of Shares and for their ongoing servicing of clients with whom they have distributed interests in the Fund.  Servicing includes: handling shareholder inquiries regarding the Fund (e.g., responding to questions concerning investments in the Fund, the Fund’s NAV, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between shareholders and the Fund; assisting in the establishment and maintenance of investor accounts with the Fund; assisting in the maintenance of Fund records containing shareholder information; and providing such other information and shareholder liaison services as the Adviser or the Fund may reasonably require. See also Response to No. 32.  The section entitled “Prospectus Summary – The Offering” defines the term “Selling Agent.”

50.                               Please define “use various other investment management techniques.” Also please inform the staff whether the entities on the List of Approved Managers have consented to being identified in the Fund’s prospectus.

Response:                                        The phrase “use various other investment management techniques” has been deleted from section entitled “Investment Objectives, Strategies and Investment Features – Selection of Investment Managers.”  The Fund has, after consulting with the Sub-Adviser and its investment committee, reduced the number of Approved Managers on the List provided in the “Investment Objectives, Strategies and Investment Features – List of Approved Managers” section.  Each of the Approved Managers has agreed to being identified in the Fund’s Registration Statement.

51.                               Please state the basis for including Table 2: Portfolio Optimization in the prospectus.  What is its relevance and purpose?  Also, please explain why Figure 1 is not misleading given that it describes general real estate performance and not what the Fund invests in.  We may have further comments.

Response:                                        The Registrant has deleted this information from the Registration Statement.

Calculation of Net Asset Value

52.                               Please expand the discussion to disclose how NAV is determined given that there appears to be no information regarding the Investment Funds.  How does the Fund value the portfolio securities of the Investment Funds?  What access does the Adviser have to the portfolio holdings of the private funds in which it invests?

Response:                                        The Adviser and Sub-Adviser will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Investment Funds that provide regular reports that will enable them to monitor the Fund’s investments as to their individual investments, sources of income, asset valuations and liabilities. See Response to No. 13.  The Investment Funds will provide annual audited financial statements, quarterly unaudited financial statements and additional quarterly financial information that include, but are not limited to: (i) financial statements; (ii) a summary of investment holdings; (iii) a summary of liabilities; (iv) the Fund’s investment account statement; and (v) updated valuations calculated in accordance with valuation policies that include third party independent appraisals, and in most cases, third party oversight and investor review and input.  Additionally, the Investment Funds provide their investors with the right to reasonably request additional information and review their books and records.  The section entitled “Investment Objectives, Strategies and Investment Features – Selection of the Investment Managers – Monitoring Investments” has been amended to reflect this. Also see Response to No. 16.

Statement of Additional Information

Investment Restrictions

53.                               Please add the phrase “or group of industries” after the phrase “in any single industry.”

Response:                                        The SAI section entitled “Additional Investment Policies – Fundamental Policies” has been amended accordingly.

54.                               Please explain why the Fund does not concentrate in real estate.  Also, state the 1940 Act limits on investing in securities of other funds.

Response:                                        The Fund intends to invest at least 80% of its assets in Real Estate-Related Investments, as stated in the section entitled “Investment Objectives, Strategies and Investment Features.” See also Responses to Nos. 2 and 8, above.  The above-referenced section also discusses how the Fund will limit its allocation of investments in any one Investment Fund; this is in order to comply with the limitations of Section 12(d)(1)(A) of the 1940 Act, where it may apply. See “Investment Objectives, Strategies and Investment Features – Investment Objectives.”

55.                               Please disclose the percentage limitations in investing in foreign securities and in derivatives.

Response:                                        The Registrant believes that its use of the term “global” connotes that the Fund’s investments will be diversified in a number of different countries throughout the world, and therefore its use of “global” in the Fund’s name is not subject to Rule 35d-1, which would have required the Fund to invest a minimum percentage of its assets in foreign countries.(2) See Response to No. 18.

The Fund will not invest in derivatives and the Registration Statement has been amended to clarify this point. See, e.g., “Prospectus Summary – Risk Management Techniques” and the deletion of “Additional Investment Policies – Special Investment Techniques” section from the SAI; see also Response to No. 19.

As stated previously, the Fund is filing its Pre-Effective Amendment, pursuant to Rule 472 under the Securities Act, concurrently with this letter.

If you have any further questions or comments, please do not hesitate to call me at (212) 294-2643 or Robert Boresta at (212) 294-4711.

Sincerely,

/s/ Alan S. Hoffman

Encls.

(2)  See Investment Company Names, IC Release No. 24828 (Jan. 17, 2001) (citing Investment Company Names Adopting Release, 66 Fed. Reg. 8513-14 n.42 (Feb. 1, 2001), correction 66 Fed. Reg. 14828-29 (Mar. 14, 2001)); see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names), SEC (Dec. 4, 2001), http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“Question 10”).